UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

61, Vasilisis Sofias Avenue Athens 115 21 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on August 2, 2011: Omega Navigation Enterprises Obtains Additional Requested Relief From US Court.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  August 2, 2011

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer

OMEGA NAVIGATION ENTERPRISES OBTAINS

ADDITIONAL REQUESTED RELIEF FROM US COURT

Omega To Continue To Operate in the Ordinary Course of Business

ATHENS, Greece, August 2, 2011 — Omega Navigation Enterprises Inc. (ONAVQ) announced today that, in connection with its Chapter 11 proceedings in Houston, Texas, the Court has granted all of the additional relief that Omega requested.  This includes:

•

The right to continue to operate and pay all operating expenses in the ordinary course

•

The right to continue to pay employees and crew in the ordinary course

•

The right to continue all cash management procedures in the ordinary course

•

The right to continue to maintain all insurance in the ordinary course

The management team continues to operate the business in the ordinary course.  Omega will continue to honor all of its charter obligations during the pendency of the court protection. Omega believes the Chapter 11 reorganization process will help the Company facilitate a restructuring of its balance sheet and is working towards exiting Chapter 11 as a financially stronger entity that will be positioned to enjoy future growth based on the strength of its existing modern fleet of product tanker vessels.

Additional information and a list of frequently asked questions and answers relating to the reorganization process and procedures is posted on our website www.omeganavigation.com.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by the use of words such as "expect," "believe," "planning," "possibility," "opportunity," "goal," "will," "may," "intend," "anticipates," "working toward" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are subject to risks and uncertainties that could cause actual results and plans to differ materially from those included in the Company's forward-looking statements.

These risks and uncertainties include but are not limited to (i) the ability of the Company to continue as a going concern, (ii) the Company's ability to obtain Court approval with respect to motions in the Chapter 11 cases, (iii) the ability of the Company and its subsidiaries to prosecute, develop and consummate one or more plans of reorganization with respect to the Chapter 11 cases, (iv) the effects of the Company's Chapter 11 filing on the Company and the interests of various creditors, equity holders and other constituents, (v)  Court rulings in the Chapter 11 cases and the outcome of the cases in general, (vi) the length of time the Company will operate under the Chapter 11 cases, (vii) risks associated with third party motions in the Chapter 11 cases, which may interfere with the Company's ability to develop and consummate one or more plans of reorganization once such plans are developed, (viii) the potential adverse effects of the Chapter 11 proceedings on the Company's liquidity or results of operations, (ix) the ability to execute the Company's business and restructuring plan, (x) increased legal costs related to the Company's Chapter 11 filing and other litigation, and (xi) the Company's ability to maintain contracts that are critical to its operation, to obtain and maintain normal terms with its vendors, landlords and service providers and to retain key employees. In the event that the risks disclosed in the Company's public filings and those discussed above cause results to differ materially from those expressed in the Company's forward-looking statements, the Company's business, financial condition, results of operations or liquidity, and the interests of creditors, equity holders and other constituents, could be materially adversely affected.

Contacts:

Company Contact:
Gregory A. McGrath
Chief Financial Officer
Omega Navigation Enterprises, Inc.
PO Box 272
Convent Station, NJ 07961
Tel. (551) 580-0532
E-mail: gmcgrath@omeganavigation.com
www.omeganavigation.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: omeganavigation@capitallink.com
www.capitallink.com